EXHIBIT 11 – COMPUTATION OF PER SHARE EARNINGS

(In thousands, except per share data)

	2007	2006	2005
Numerator:
Net income	$245,990	$153,072	$61,573

Effect of dilutive securities: None	—	—	—

Numerator for net income per common share – diluted	$245,990	$153,072	$61,573

Denominator:
Weighted average common shares	354,838	352,155	319,890

Effect of dilutive securities: Stock options and restricted stock awards	968	107	31

Denominator for net income per common share – diluted	355,806	352,262	319,921

Net income per common share:
Basic	$.69	$.43	$.19

Diluted	$.69	$.43	$.19